FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated March 23, 2023

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 28 February 2023 (official registry number 1784), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs, that it has carried out the following transactions over its own shares between 16 and 22 March 2023 (both inclusive):

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
16/03/2023	SAN	Purchase	XMAD	7,392,381	3.2642
16/03/2023	SAN	Purchase	CEUX	2,056,548	3.2663
16/03/2023	SAN	Purchase	TQEX	743,870	3.2604
17/03/2023	SAN	Purchase	XMAD	9,198,946	3.2230
17/03/2023	SAN	Purchase	CEUX	1,465,292	3.2481
17/03/2023	SAN	Purchase	TQEX	335,762	3.2292
20/03/2023	SAN	Purchase	XMAD	9,631,862	3.1216
20/03/2023	SAN	Purchase	CEUX	1,648,386	3.1425
20/03/2023	SAN	Purchase	TQEX	219,752	3.1500
21/03/2023	SAN	Purchase	XMAD	4,372,946	3.3806
21/03/2023	SAN	Purchase	CEUX	1,435,768	3.3810
21/03/2023	SAN	Purchase	TQEX	191,286	3.3803
22/03/2023	SAN	Purchase	XMAD	7,030,765	3,4243
22/03/2023	SAN	Purchase	CEUX	1,689,593	3,4004
22/03/2023	SAN	Purchase	TQEX	270,650	3,4011
			TOTAL	47,683,807

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 23 March 2023

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 16/03/2023 and 22/03/2023 (both inclusive) (https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-16-a-22-mar.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	March 23, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance